

FLUUX

QUITTING MADE EASY

Disclaimer

This presentation contains offering materials prepared solely by FLUUX, INC. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

NS New Scientist

Why concerns of a teenage vaping epidemic may be overblown



It wasn't the only media outlet to cover the rise in e-cigarettes, as a US government survey from that year showed that vaping among teenagers ...

1 week ago

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abc ABC News

Tobacco company CEOs face lawmakers questions on their role in youth vaping epidemic



... face lawmakers' questions on their role in youth vaping epidemic ... Surveys of teenage vape users show that Juul is overwhelmingly the ...

1 day ago

New York Magazine

Who Thought Sucking on a Battery Was a Good Idea?

Officials are even more worried about a quieter, larger vaping epidemic: More than a million teenagers, many of whom might never have picked ...

3 days ago

---

2 Idaho News (press release)

Idaho lawmakers hear about youth vaping 'epidemic'



Idaho lawmakers hear about youth vaping 'epidemic' ... a free set of online materials that informs teens of the dangers of tobacco and nicotine, ...

2 days ago

How do we stop the vaping epidemic?

FLUUX

You first solve a problem that all vape users experience.



FLUUX

Introducing

FLUUX



FLUUX

Problem Solved.



Vape & Phone Storage.

FLUUX discreetly and conveniently stores your vape, and it allows you to retrieve your vape with ease.



Smart Charging.

FLUUX's technology knows your phone and vape charge and will never let them die.



High Capacity Battery.

4000 mAh battery that can fully charge a phone gives you a full phone charge and 6 JUUL charges.

   



FLUUX

A Suite of Services.

MEDICATION & REDUCTION

FDA Approved plan to reduce vaping usage over 3 months.

DOCTOR CONSULT

Consult a doctor to see what medication works best.

ACHEIVE MILESTONES

Unlock special offers and gifts from your favorite brands as you achieve goals.

CERTIFIED SPONSOR

A trained Sponsor tailors a plan and helps you stick to it from start to finish.

SOCIAL SUPPORT

Share progress and join support groups.



FLUUX

Information is Power.



 **Monitor.**

Users can see how much they are vaping, spending, and its impact.

 **Set Goals.**

FLUUX gets you a coach/sponsor, doctors visit, and develops a plan to help you quit.

 **Reminders and alerts.**

FLUUX app keeps you on track by telling you when to slow down, or when you have exceeded your daily limit.

FLUUX

Peeling Back the Onion.



USER DEMOGRAPHICS

Users register with Facebook or Google, and verified via Berbix.



USER BEHAVIOR

Fluux knows when, where, how much, and how often a user vapes.



USER DEMOGRAPHICS

USER PREFERENCES

USER BEHAVIOR

PREDICT USER BEHAVIOR



USER PREFERENCES

We learn about the user's phone, vape, e-liquid flavors, the quantity purchased per order, etc.



PREDICT BEHAVIOR

FLUUX learns and can predict when, where, how much, etc.

FLUUX

FLUUX Enterprise

VISUALIZE & ANALYZE

Model customer data around demographics, usage, locations, etc. at a meta-level.

TARGETED ADVERTISING

FLUUX can target users at the most opportune time.



FLUUX
Hi, Sean
Dashboard
Total Users
32
Male
Female
Undefined
Total Pods Used
495
Male
Female
Undefined
Total Orders
141
Total number of juuls battery get charged by FLUUX
323
Total number of phone battery get charged by FLUUX
228
Analytics
Today
Week
Month
Pods Used
27
Registered Users
0
Orders
1

CONNECT APPS

FLUUX's API allows users to connect other apps, and create correlated data sets.

BRAND ENGAGEMENT

Sponsor gifts/awards for achieving new moderating or quitting goals.

FLUUX

Why Now?

Vaping is at an all time high. Switching off cigarettes alone is not enough. Users should have the tools to control their habit.

The Consumption Statistics of Vapers



$80.20
Average amount spent on a vaporizer or e-cigarette.



$60.76
Average amount spent on vaping products (i.e. cartridges) per month.



9.29
Average number of vaping purchases made per month.



$6.54
Average purchase amount of vaping product.

FLUUX

Market Opportunity

Revenue of The Mobile Phone Accessory Market Worldwide From 2016 to 2023 (in Billion U.S. Dollars)



This statistic shows the revenue of the global mobile phone accessory market worldwide from 2016 to 2023. In 2016, the mobile phone accessory market was worth about $60.42 billion U.S. dollars.

FLUUX

Market Analysis

300M

Americans with Smart Phone

$53.4B

2024 e-Cig

21.4%

CAGR

FLUUX

Financial Highlights

KEY METRICS

- **MSRP $79.99/Pre-Order $59.99**

- **66% GM on Hardware**

- **20% Commission on Pod Re-Orders**

- **80% GM on Vaping Cessation**

- **48% EBIDTA**

UNIT COSTS

Build of Materials	$ 13.50
Packaging/Shipping	$ 3.67
3PL Service	$3.01
Tariff	$ 4.05
Payment Processing	$ 2.40

COGS	**$26.63**

Financing

Raising $225,000

($75,000 already deposited)

FLUUX

Go-to-Market Channels

Direct to Consumer



Distribution



Big Box Retail



Government Agencies



Employers



Insurance Providers



FLUUX

Business Model

Hardware



$79.99 MSRP

66% Gross Margin

Subscriptions



FREE - $100/MO PLANS

ENTERPRISE DATA PRODUCTS



COMING SOON

FLUUX

Leadership & Advisors



Chadwick Manning

CO-FOUNDER & CEO

 



$70M+
In Financing
Raised



Ravi Kurani

CO-FOUNDER & CPO

  



$150M+
In Revenue
Generated



Colin Barceloux

Advisor

  



4
Exits

FLUUX



FLUUX

QUITTING MADE EASY